Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders



Nuveen Texas Quality Income Municipal Fund
33-42081
811-6384

An annual meeting of shareholders was held in the offices of Nuveen Investments on October 12, 2007, at this meeting shareholders were asked to vote on a new Investment
Management Agreement.

Voting results for the new investment management
<table>agreement are as follows:

<c>To approve a new investment management agreement
 <c>Common and Preferred shares voting together as a class
   For
            4,867,050
   Against
               290,420
   Abstain
               134,021
   Broker Non-Votes
            1,444,643
      Total
            6,736,134



Proxy materials are herein incorporated by reference to the SEC filing on August 22, 2007, under Conformed Submission Type DEF 14A, accession number 0000950137-07- 012813.